VIA EDGAR

May 27, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re:       Lincoln Variable Insurance Products Trust
CIK No. 0000914036
File Nos. 811-08090; 033-70742
Request for Withdrawal of Post-Effective Amendment No. 88
Accession No. 0001193125-10-104511

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), Lincoln Variable Insurance Products Trust (the “Trust”) hereby requests the withdrawal of the above-referenced post-effective amendment1 to its registration statement on Form N-1A, filed with the Securities and Exchange Commission on May 3, 2010 (the “Amendment”).

The Amendment is being withdrawn because we need to make a correction to the series and class identifiers for the LVIP SSgA Global Tactical Allocation Fund.  As you may recall, the LVIP Wilshire Aggressive Profile Fund,2 an existing series of Lincoln Variable Insurance Products Trust, is being renamed to be the LVIP SSgA Global Tactical Allocation Fund.  (We are also changing the sub-adviser, updating the fees, expenses, investment strategies, risks and making other changes.)  When we filed the post-effective registration statement on May 3, 2010, we mistakenly obtained and provided new series and class identifiers for the LVIP SSgA Global Tactical Allocation Fund instead of using the series and class identifiers that already existed for the LVIP Wilshire Aggressive Profile Fund.

The Amendment filed on May 3, 2010 has not yet become effective. We believe that the withdrawal is consistent with the public interest and the protection of investors.  No securities were sold in connection with the Amendment. It is our understanding that this application for withdrawal will be deemed granted as of the date filed with the SEC (unless within15 days after such date the Trust receives a notice that this application will not be granted).  Once the withdrawal is made, we intend to re-file the post-effective registration statement containing the correct class identifiers, along with a request to accelerate the effective date of that amendment.

If you have any questions regarding this matter, please contact the undersigned at 603-226-5706.

Sincerely,

/s/ Craig D. Moreshead

Craig D. Moreshead
Senior Counsel

1 The post-effective amendment was inadvertently filed under Post-Effective Amendment Nos. 87 and 89; it was subsequently corrected to reflect Post-Effective Amendment Nos. 88 and 90.

2 See Lincoln Variable Insurance Products Trust Amendment No. 82 (File No. 33-70742)